UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________
FORM 11-K
_______________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE
OCTOBER 7, 1996)

	For the fiscal year ended	June 30, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number ________33-48052________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance One International, Inc.
8001 Aerial Center Parkway Morrisville, NC 27560-8417 (Address of principal executive offices)

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

INDEX
___________

Page
________

Signature	3

Report of Independent Registered Public Accounting Firm	4

Statement of Asset and Liability as of June 30, 2006
and 2005	5

Statement of Changes in Plan Liability Accounts -
Years Ended June 30, 2006 (Final Year) and 2005	6

Notes to Financial Statements	7 - 9

Exhibit 24	10

Signature
_______________

          Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance One International, Inc.
Personal Account Plan

By /s/ Thomas G. Reynolds
_________________________________________________________
Date: September 19, 2006	Thomas G. Reynolds
Vice President - Controller (Chief Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Alliance One International, Inc. Personal Account Plan (formerly DIMON Incorporated)

We have audited the accompanying statements of asset and liability of the Alliance One International, Inc. Personal Account Plan as of June 30, 2006 (final year) and 2005, and the related statements of changes in Plan liability accounts for the years ended June 30, 2006 (final year) and 2005.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of Alliance One International, Inc. Personal Account Plan at June 30, 2006 (final year) and 2005, and the changes in Plan liability accounts for the years ended June 30, 2006 (final year) and 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Snead and Williams, P.L.L.C.
___________________________________________________
Snead and Williams, P.L.L.C.
Danville, Virginia
August 31, 2006

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF ASSET AND LIABILITY

For the Years Ended June 30, 2006 (Final Year) and 2005
______________________________________

	2006	2005

ASSETS

Receivable from Alliance One International, Inc.
(Cost $-, 2006 and $1,719,651, 2005)		$$1,719,651

LIABILITY

Plan liability accounts at end of year	$ -	$1,719,651

The accompanying notes are an integral part of these financial statements.

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ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

For the Years Ended June 30, 2006 (Final Year) and 2005
______________________________________

	2006	2005

ADDITIONS

Beginning of year amount	$1,719,651	$1,891,600

Interest income	88,871	55,780

Participant contributions	29,657	298,585

	1,838,179	2,245,965

DEDUCTIONS

Participant withdrawals	1,838,179	526,314

Plan liability accounts at end of year	$ -	$1,719,651

The accompanying notes are an integral part of these financial statements.

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ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note A - Termination of Plan

Effective December 15, 2005, the Plan was terminated upon written notice to the participants and all balances were distributed to participants in satisfaction of all obligations under the Plan as of
June 30, 2006.

Note B - Significant Accounting Policies

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment

The receivable from Alliance One International, Inc. is valued at current value.  Current value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Note C - Description of the Plan

The following description of the Alliance One International, Inc. Personal Account Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
The Plan was renamed Alliance One International, Inc. Personal Account Plan concurrent with the merger of Standard Commercial Corporation on May 13, 2005, with and into DIMON Incorporated.

The Plan is a voluntary employee plan through which any eligible participant can loan funds to Alliance One International,  Inc. ("Alliance One") for an indefinite period, in exchange for Alliance One's obligation to pay the employee interest on such funds until the loan is repaid by Alliance One  on the employee's demand.  The funds may be used by Alliance One for any corporate purpose and will be classified as general obligations of Alliance One with no special status.  The funds are not held in trust and are subject to forfeiture should Alliance One be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits.  The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Funds deposited with Alliance One are neither guaranteed nor insured by Alliance One nor any federal or state agency.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note C - Description of the Plan - (Continued)

Participation
Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions
Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments Participant

Upon receipt of the participants' contributions, amounts are invested with Alliance One International, Inc. as a general creditor with interest earned at announced rates.  The announced rate was an average rate of 4.63% and 3.08% per annum for the years ended June 30, 2006 and 2005, respectively.

Participants withdrawals

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or designee.  Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts

A Plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan.  Each Plan liability account represents an obligation of Alliance One International, Inc.

Vesting

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from Alliance One International, Inc. as to their respective balances of their contributions, net of withdrawals, with earned interest.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note C - Description of the Plan - (Continued)

Plan Expenses
All expenses of administering the Plan are paid by Alliance One International, Inc.

Note D - Plan Participants
There were no participants at June 30, 2006, and the number of participants at June 30, 2005 was 46.

Note E - Income Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code.  Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan.  All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.

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